Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated October 7, 2005 relating to the financial statements of Navigant International, Inc. (which report expresses an unqualified opinion on such financial statements and includes an explanatory paragraph referring to the Company’s change in its method of accounting for earnings per share to conform to the provisions of EITF 04-8, The Effect of Contingently Convertible Instruments on Diluted Earnings per Share) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Denver, Colorado

November 22, 2005